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Filing pursuant to Rule 424(b)(2)
Registration Statement No. 333-76092

Prospectus Supplement No. 10

(To Prospectus Dated January 3, 2002)

EARTHSHELL CORPORATION

$11,000,000 Aggregate Principal Amount of Convertible Debentures

29,283,469 Shares of Common Stock*

Aggregate Value of Securities of $11,000,000

        You should read this entire prospectus supplement along with our base prospectus dated January 3, 2002, and the other documents incorporated by reference into this prospectus supplement before you invest. These documents contain information you should consider carefully before making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different or additional information.

        This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the convertible debentures, common stock and shares of common stock issuable upon conversion of such convertible debentures offered hereby. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy our securities in any circumstances in which an offer or solicitation is unlawful.

        Information in this prospectus supplement replaces any inconsistent information in the base prospectus. Information in this prospectus supplement and the accompanying prospectus may change after the date on the front of the applicable document. You should not interpret the delivery of this prospectus supplement or the accompanying prospectus or the sale of the securities referenced above as an indication that there has been no change in our affairs since that date.

        Our principal executive offices are located at 800 Miramonte Drive, Santa Barbara, California 93109. Our telephone number is (805) 897-2294.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is February 14, 2003.

*
Includes up to 23,633,469 shares of common stock issuable pursuant to the debentures issued hereunder.

USE OF PROCEEDS

        We will use the net proceeds of this offering of our convertible debentures and common stock as described in the prospectus and in accordance with the terms of the Purchase Agreement (as defined below), which we will file as an exhibit to a Current Report on Form 8-K once it has been executed. See "Use of Proceeds" beginning on page 19 of the prospectus.

        We will be required to use the net proceeds of this offering for working capital purposes and not for the satisfaction of debt or outstanding liabilities, subject to specific exceptions.

PLAN OF DISTRIBUTION

        To date, before the issuance of the securities being offered pursuant to this prospectus supplement, we have issued and sold secured convertible debentures due August 12, 2007 in the aggregate principal amount of $10,000,000 and 23,722,958 shares of our common stock (which includes 3,699,543 shares of common stock issued upon conversion of $1,800,000 aggregate principal amount of such secured convertible debentures) pursuant to the prospectus dated January 3, 2002, which is part of our Registration Statement on Form S-3 (File No. 333-76092) for aggregate proceeds of $32,156,640.60. We have also issued warrants originally to purchase an additional 5,500,000 shares of our common stock under such Registration Statement, although warrants to purchase 3,000,000 of such shares expired without being exercised by the holders thereof.

        We are offering 2% convertible debentures due 2006 (the "Debentures") in the aggregate principal amount of $11,000,000 and 5,650,000 shares of common stock (the "Shares") under this prospectus supplement for aggregate consideration of approximately $11,000,000. The Debentures and Shares being offered hereunder are referred to collectively herein as the "Securities".

        We have negotiated a term sheet with a group of investors (the "Purchasers") pursuant to which we expect to issue and sell to the Purchasers the Securities. We are in negotiations with the Purchasers regarding the sale of the Securities being offered hereunder, and expect that we will enter into a definitive securities purchase agreement with the Purchasers which will set forth the specific terms of the transaction (the "Purchase Agreement"). Until the Purchase Agreement has been executed, the Purchasers will not be obligated to purchase the securities offered hereby.

        We expect that the Debentures will be convertible into shares of our common stock at an initial conversion price equal to the lesser of (i) 110% of the average volume weighted average trading price per share of common stock for the ten trading days preceding the closing date of the sale of the Securities and (ii) $1.00, subject to adjustment on the terms and conditions set forth in the Debentures. We will allocate a portion of the proceeds from the sale of the Securities to 5,000,000 of the Shares based on a price equal to the trading price of our common stock on the closing date under the Purchase Agreement.

        In addition, upon a purchase by the Purchasers of the Securities, we will issue to the lead purchaser ("Lead Purchaser") 650,000 shares of common stock, comprising the balance of the Shares, and will pay the Lead Purchaser $20,000 in cash for reimbursement of expenses incurred in connection with the negotiation of the transactions contemplated by the Purchase Agreement. To date, we have already reimbursed the Lead Purchaser an aggregate of $30,000 for the legal fees and expenses incurred in connection with the preparation and negotiation of the Purchase Agreement.

        Pursuant to an engagement letter dated September 17, 2002, as amended on November 1, 2002, we have engaged Roth Capital to act as our exclusive placement agent in connection with offerings of securities under our shelf Registration Statement on Form S-3 (File No. 333-76092). The initial term of our engagement of Roth Capital expired December 17, 2002. Under the terms of the engagement letter, Roth Capital agreed to assist us in raising capital on a "best efforts" basis, and was not obligated purchase or acquire any of our securities. With respect to offerings consummated during the term of the engagement, we have agreed to pay Roth Capital a placement fee of 7.5% of the gross proceeds received from the sale of securities. Under certain circumstances, including consummation of the transactions contemplated by the Purchase Agreement, the engagement letter would require us to pay a placement fee to Roth Capital in connection with an offering consummated during a period of up to six months following the termination of the engagement. In addition, we have agreed to reimburse Roth Capital for up to $25,000 of its out-of- pocket expenses, including the fees and expenses of Roth Capital's legal counsel, incurred in connection with the engagement. We have also agreed to indemnify Roth Capital against certain liabilities arising in connection with the engagement, including liabilities under federal securities laws. We will not pay any other compensation in connection with the sale of the Securities pursuant to the Purchase Agreement.

        Under the Purchase Agreement, we will agree to indemnify and hold harmless each of the Purchasers and their affiliates or any officers, directors, partners, controlling persons, employees or agents of any such Purchaser against certain liabilities arising under the Securities Act of 1933 and otherwise as more fully set forth in the Purchase Agreement.

MARKET FOR OUR COMMON STOCK

        Our common stock is listed on the NASDAQ National Market under the symbol "ERTH". On February 13, 2003, the closing price per share of our common stock was $0.53. The common stock offered under this prospectus supplement, including the shares of common stock issuable in connection with the Debentures, will be listed on the trading market on which our common stock is then listed after we notify such market that the shares have been issued. As of February 13, 2003, we had 146,424,666 shares of common stock outstanding.

CERTAIN PROVISIONS RELATED TO OFFER OF SECURITIES

        We expect that the following provisions will apply in connection with the offer and sale of the Securities.

Right of First Offer

        If we propose a subsequent offer of equity securities or securities convertible into equity securities, we will generally be required to offer the holders of the Debentures the right to purchase such securities before offering such securities to any third parties.

Lock-Up of 5,000,000 Shares of Common Stock

        Each Purchaser of the 5,000,000 shares which may be purchased under the Purchase Agreement and which constitute that portion of the Shares being offered hereby will be required to agree not to sell, assign or otherwise transfer more than one-sixth of the Shares purchased by such Purchaser during any month, provided that such Purchaser may carry forward and sell during any subsequent month any Shares that could have been sold but were not sold during any prior month.

Amendment and Waiver of Existing Secured Convertible Debentures

        In connection with a closing of the purchase and sale of the Securities offered hereby, we may amend the terms of the Previous Debentures (as defined below). Such amendments may include, among others, prepayment of portions of the Previous Debentures and amendment of existing terms that may be affected by the offering of the Debentures, such as the anti-dilution provisions of the Previous Debentures.

DESCRIPTION OF THE CONVERTIBLE DEBENTURES

Convertible Debentures

        Set forth below is a description of the material terms of the Debentures. The following does not purport to be a complete description, and is qualified in its entirety by reference to the terms of the Debentures, a form of which will be filed as an Exhibit to our Current Report on Form 8-K to be filed promptly after any sale of the Securities to the Purchasers.

  Glossary

        As used in the description of the convertible debentures in this prospectus supplement, the following terms shall have the meanings set forth below:

        "Bankruptcy Event" means any of the following events: (a) the Company or any Subsidiary commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Company or any Subsidiary thereof; (b) there is commenced against the Company or any Subsidiary any such case or proceeding that is not dismissed within 60 days after commencement; (c) the Company or any Subsidiary is adjudicated by a court of competent jurisdiction insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered; (d) the Company or any Subsidiary suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within 60 days; (e) under applicable bankruptcy law the Company or any Subsidiary makes a general assignment for the benefit of creditors; (f) the Company or any Subsidiary fails to pay, or states that it is unable to pay or is unable to pay, its debts generally as they become due; (g) the Company or any Subsidiary calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or (h) the Company or any Subsidiary, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

        "Change of Control" means the occurrence of any of the following in one or a series of related transactions: (i) an acquisition after the date hereof by an individual or legal entity or "group" (as described in Rule 13d-5(b)(1) under the Exchange Act) of more than one-third of the voting rights or equity interests in the Company; (ii) a replacement of more than one-half of the members of the Company's board of directors in a single election of directors that is not approved by those individuals who are members of the board of directors on the date hereof (or other directors previously approved by such individuals); (iii) a merger or consolidation of the Company or any Subsidiary or a sale of more than one-third of the assets of the Company in one or a series of related transactions, unless following such transaction or series of transactions, the holders of the Company's securities prior to the first such transaction continue to hold at least two-thirds of the voting rights and equity interests in the surviving entity or acquirer of such assets; (iv) a recapitalization, reorganization or other transaction involving the Company or any Subsidiary that constitutes or results in a transfer of more than one-third of the voting rights or equity interests in the Company, unless following such transaction or series of transactions, the holders of the Company's securities prior to the first such transaction continue to hold at least two-thirds of the voting rights and equity interests in the surviving entity or acquirer of such assets; (v) consummation of a "Rule 13e-3 transaction" as defined in Rule 13e-3 under the Exchange Act with respect to the Company, (vi) the execution by the Company or its controlling shareholders of an agreement providing for or reasonably likely to result in any of the foregoing events or (vii) Essam Khashoggi or any Person controlled by him shall cease to own a designated percentage of the outstanding shares of Common Stock.

        "Common Stock" means the common stock of the Company, $0.01 par value per share, and any securities into which such common stock may hereafter be reclassified.

        "Company" means EarthShell Corporation, a Delaware corporation.

        "Company Conversion Date" means the date set forth on a Company Conversion Notice, which date may not be earlier than the tenth (10th) Trading Day immediately following, or later than the fifteenth (15th) Trading Day immediately following, the date a Company Conversion Notice together with the Conversion Schedule is delivered to the Holder in accordance with the terms of the Debenture.

        "Company Conversion Notice" means a written notice in the form approved by the Purchasers.

        "Company Conversion Schedule" means a written schedule in the form approved by the Purchasers.

        "Conversion Date" means either a Holder Conversion Date or a Company Conversion Date.

        "Eligible Market" means any of the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market or the Nasdaq Small Cap Market.

        "Equity Conditions" means, with respect to a specified issuance of Common Stock, that each of the following conditions is satisfied: (i) the number of authorized but unissued and otherwise unreserved shares of Common Stock is sufficient for such issuance; (ii) the Common Stock is listed or quoted (and is not suspended from trading) on an Eligible Market and such shares of Common Stock are approved for listing on such Eligible Market upon issuance; (iv) such Common Stock is covered under the Registration Statement, (v) such issuance would be permitted in full without violating the terms of the Debenture or the rules or regulations of the Eligible Market on which such shares are listed or quoted; (vi) no Event of Default nor any event that with the passage of time and without being cured would constitute a Event of Default has occurred and not been cured, and (vii) no public announcement of a pending or proposed Change of Control transaction has occurred that has not been consummated.

        "Event of Default" has the meaning set forth below under the subsection entitled "Convertible Debentures".

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Holder Conversion Date" means the date a Holder Conversion Notice together with the Conversion Schedule is delivered to the Company in accordance with the terms of the Debentures.

        "Holder Conversion Notice" means a written notice in a form approved by the Company, notifying the Company of the Holder's election to convert the amount of Debenture set forth therein.

        "Holder Notice Date" means the date on which the Holder Prepayment Notice is given to the Company.

        "Holder Prepayment Notice" means a written notice to the Company in a form approved by the Company requiring the Company to prepay all or a portion of the Debentures, on the terms and conditions set forth in the Debentures.

        "Letter Agreement" means the letter agreement in form and substance acceptable to the Purchasers, duly executed by the Company, the Lead Purchaser, Essam Khashoggi and E. Khashoggi Industries, LLC.

        "License Agreement" means either of the Amended and Restated License Agreement between the Company and E. Khashoggi Industries LLC dated as of February 25, 1995 or the License and Information Transfer Agreement dated July 29, 2002, between the Company and bio-tec Biologische Naturverpackungen GmbH & Co. and bio-tec Biologische Naturverpackungen Forschungs und Entwicklungs GmbH

        "Material Adverse Effect" means (i) adversely affect the legality, validity or enforceability of any Transaction Document, (ii) have or result in a material adverse effect on the results of operations, assets, business or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) adversely impair the Company's ability to perform fully on a timely basis its obligations under any of the Transaction Documents.

        "Maturity Date" means the date that is three years after the date of the closing of the transactions contemplated by the Purchase Agreement.

        "Original Issue Date" means the date of the first issuance of any Debentures, regardless of the number of transfers of any particular Debenture.

        "Prepayment Date" means the 20th Trading Day following the Holder Notice Date.

        "Subsidiary" means any corporation, partnership, joint venture or other business association or entity in which the Company directly or indirectly controls or owns any interest.

        "Trading Day" means: (a) a day on which the shares of Common Stock are traded on an Eligible Market, or (b) if the shares of Common Stock are not listed on an Eligible Market, a day on which the shares of Common Stock are traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (c) if the shares of Common Stock are not quoted on the OTC Bulletin Board, a day on which the shares of Common Stock are quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding its functions of reporting prices); provided, that in the event that the shares of Common Stock are not listed or quoted as set forth in (a), (b) and (c) hereof, then Trading Day shall mean a business day.

        "Transaction Documents" means the Purchase Agreement, the Debentures, the Transfer Agent Instructions, the Letter Agreement and any other documents or agreements executed or delivered in connection with the transactions contemplated hereunder.

        "Transfer Agent Instructions" means the Company's transfer agent instructions in a form approved by the Purchasers.

        "Underlying Shares" means the shares of Common Stock issuable upon conversion of the Debentures and payment of interest thereunder and in satisfaction of any other obligation of the Company to issue shares of Common Stock pursuant to the Transaction Documents.

        "VWAP" means on any particular Trading Day or for any particular period, the volume weighted average trading price per share of Common Stock on such date or for such period on an Eligible Market as reported by Bloomberg L.P., or any successor performing similar functions.

  General

        The Debentures in the aggregate principal amount of $11,000,000 will be unsecured debt. The entire principal amount of the Debentures will become due and payable, if not converted in full on the third anniversary of the date of issuance.

  Interest

        The Debentures will bear interest at the rate of 2% per annum, payable quarterly in arrears on each April 30, July 31, October 31 and January 31. Interest may be paid in cash or, provided certain conditions are satisfied, in shares of our common stock.

  Conversion

        The Debentures will be convertible by the Holders into shares of our common stock at any time, in whole or in part, after the issuance thereof. We expect that the initial conversion price will be equal to the lesser of (i) 110% of the average VWAP for the ten Trading Days preceding the closing date of the sale of the Securities and (ii) $1.00, as set forth in the Debentures. The conversion price will be subject to adjustment upon the occurrence of certain events enumerated in the Debentures, including but not limited to stock dividends and splits, distributions to stockholders, certain corporate transactions, subsequent equity sales, and reclassifications and share exchanges.

        The Debentures will be convertible at the election of EarthShell at any time after the first anniversary of the date of issuance if (i) the closing prices during any 10 consecutive trading days following such anniversary are greater than or equal to 300% of the then effective conversion price, (ii) all of the Equity Conditions (as defined in the Debentures) are satisfied with respect to the shares of our common stock issuable upon conversion of the Debentures and (iii) the closing price for each trading day during the period between the time of our conversion notice and the later of the conversion date specified in the notice and the date on which the Debenture holders actually receive shares of our common stock exceeds 300% of the initial conversion price, adjusted only for stock splits or reverse stock splits.

        The conversion provisions applicable to the Debentures will be subject to the limitations set forth in the Debentures. The number of shares of our common stock issuable upon conversion of a Debenture by a Holder shall be limited such that, together with all other shares of our common stock beneficially owned by such Holder and its affiliates, it would not exceed 4.999% of the total number of our issued and outstanding shares of common stock. Further, we will agree that we may not issue more than 29,283,469 shares of our common stock in the aggregate pursuant to the Purchase Agreement and the Debentures at a conversion price below the closing price of our common stock on the trading day immediately preceding the closing date of the sale of the Securities to the Purchasers.

  Events of Default

        We expect that the Debentures will provide that at any time following the occurrence of an "Event of Default" under the Debentures, the holders of the Debentures will be able to require us to repurchase all or any portion of the outstanding principal amount of the Debentures.

        The Debentures will provide that one or more of the following events shall constitute an "Event of Default" under the Debentures. Capitalized terms used but not defined below have the respective meanings given such terms in the glossary at the beginning of this section.

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  any default in the payment (free of any claim of subordination) of principal, interest or liquidated damages in respect of any Debentures, as and when the same becomes due and payable (whether on a Conversion Date, Prepayment Date or the Maturity Date or by acceleration or prepayment or otherwise).

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  the Company or any Subsidiary defaults in any of its obligations under any other debenture or any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement of the Company or any Subsidiary in an amount exceeding $250,000, whether such indebtedness now exists or is hereafter created, and such default results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable.

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  the occurrence of a Change of Control transaction.

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  the incurrence by the Company of any debt obligation that is senior in right of payment to the Debentures or otherwise secured by any of the assets, income or properties of the Company, provided, that the Company shall, after the Original Issue Date, be entitled to acquire property, valued up to an aggregate of $250,000, which is secured by a purchase-money security interest.

  •
  the payment by the Company of any dividends or distributions of assets, properties or cash to any Person that is outside of the ordinary course of the Company's business and consistent in amount and type with prior practice as disclosed in SEC Reports and other than any payment permitted under the Letter Agreement or the Purchase Agreement.

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  the occurrence of any event of default (whether or not declared) under any Debentures.

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  the Company shall fail to deliver an irrevocable notice to prepay a specified amount of the outstanding principal amount of the secured convertible debentures (including accrued and unpaid interest thereon and any other payments due thereunder), in the original principal amount of $10,000,000, issued and sold to certain holders pursuant to that certain Securities Purchase Agreement dated as of August 12, 2002, among the Company and the purchasers signatory thereto (the "Previous Debentures"), by the first Trading Day following the Original Issue Date.

  •
  the Company shall fail to prepay in full the amount of outstanding principal amount of the Previous Debentures (including accrued and unpaid interest thereon and any other payments due thereunder) set forth in the prepayment notice contemplated by the immediately foregoing paragraph, by the 22nd Trading Day immediately following the delivery of the prepayment notice referenced in such paragraph.

  •
  any prepayment by the Company of any debenture issued by it (except for the Debentures, the Previous Debentures or as permitted by the Letter Agreement or the Purchase Agreement) or any issuance of securities in exchange for any debentures issued by it (other than Underlying Shares upon conversion thereof in accordance with their terms as in effect on the Original Issue Date thereof).

  •
  the License Agreement ceases to be in full force and effect or there should occur any material default or modification thereunder that would give any party thereto the right to terminate or otherwise reduce in any material respect the amount of license fees that would be earned or paid thereunder, or the License Agreement is repudiated or otherwise terminates or is transferred or assigned to a third party.

  •
  the Company defaults in the timely performance of any obligation under the Transaction Documents and such default continues uncured for a period of five Trading Days after the date on which written notice of such default is first given to the Company by the Holder (it being understood that no prior notice need be given in the case of a default that cannot reasonably be cured within five Trading Days).

  •
  any of the Company's representations and warranties set forth in the Purchase Agreement shall be incorrect as of the closing date of the transactions contemplated by the Purchase Agreement and such incorrect representation or warranty, either individually or together with any other incorrect representation or warranty (if any), shall constitute a Material Adverse Effect.

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  the occurrence of a Bankruptcy Event.

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  the Common Stock is not listed or quoted, or is suspended from trading, on an Eligible Market for a period of five Trading Days (which need not be consecutive Trading Days).

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  the Company breaches its obligations to deliver a certificate evidencing Underlying Shares to a Holder within five Trading Days after a Conversion Date or the conversion rights of the Holders pursuant to the terms hereof are otherwise suspended for any reason other than the restrictions set forth in the Debentures.

  •
  the Company fails to comply with its obligations under the Purchase Agreement.

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  the Company effects or publicly announces its intention to effect any exchange, recapitalization or other transaction that effectively requires or rewards physical delivery of certificates evidencing the Common Stock, unless following such transaction or series of transactions, the holders of the Company's securities prior to the first such transaction continue to hold at least two-thirds of the voting rights and equity interests in the surviving entity or acquirer of such assets.

  •
  the Company fails to make any cash payment required under the Transaction Documents and such failure is not cured within five Trading Days after notice of such default is first given to the Company by a Purchaser.

  Prepayment

        We expect that we will not have the option to prepay the Debentures prior to their maturity date.

LEGAL MATTERS

        The legality of the Securities being offered hereby will be passed upon by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. Forward-looking statements can typically be identified by the use of forward-looking words, such as "may," "will," "could," "project," "believe," anticipate," "expect," "estimate," "continue," "potential," "plan," "forecasts," and the like. These statements appear in a number of places in this prospectus and include statements regarding our intentions, plans, strategies, beliefs or current expectations and those of our directors or our officers with respect to, among other things:

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  our financial prospects;

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  our financing plans;

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  trends affecting our financial condition or operating results;

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  our strategies for growth, operations, and product development and commercialization; and

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  conditions or trends in or factors affecting the foodservice disposables industry.

        Forward-looking statements do not guarantee future performance and involve risks and uncertainties that could cause actual results to differ materially from those anticipated. The information contained in this prospectus, or incorporated by reference, identifies important factors that could cause such differences.

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Prospectus Supplement No. 10 (To Prospectus Dated January 3, 2002)
USE OF PROCEEDS
PLAN OF DISTRIBUTION
MARKET FOR OUR COMMON STOCK
CERTAIN PROVISIONS RELATED TO OFFER OF SECURITIES
DESCRIPTION OF THE CONVERTIBLE DEBENTURES
LEGAL MATTERS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
TABLE OF CONTENTS